Date: February 14, 2013

To:	All Canadian Securities Regulatory Authorities
Via SEDAR

Dear Sirs/Mesdames:

Re: Cardero Resource Corp. (the “Issuer”)

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	March 15, 2013
Record Date for Voting (if applicable):	March 15, 2013
Meeting Date:	April 25, 2013
Meeting Location:	Renaissance Vancouver Harbourside Hotel
Port of Vancouver Room, 2nd Floor
1133 West Hastings Street
Vancouver, BC V6E 3T3

Voting Security Details:

Description	CUSIP Number	ISIN
Common shares	14140U105	CA14140U1057

Yours truly,

CARDERO RESOURCE CORP.

“Marla K. Ritchie” (signed)

Marla K. Ritchie,
Corporate Secretary

cc:	Gowling Lafleur Henderson LLP, Attn: Daniel Allen (via email)
cc:	Lawrence W. Talbot, Vice President & General Counsel (via email)
cc:	Computershare Investor Services Inc., Attn: Evelyn Hsu (via email)
cc:	NYSE-MKT, Sandra Beckford (via email)